Investment Company Act of 1940

File No. 812-13143

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

HighMark Funds and HighMark Capital Management, Inc.

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”)

FOR AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND

RULE 18f-2 THEREUNDER

Please send all communications to:

Gregory C. Davis

Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

(415) 315-6327 (phone)

(415) 315-6350 (fax)

gcdavis@ropesgray.com

With copies to:

Karen Seaman

Union Bank

400 California Street, 16th Floor

San Francisco, CA 94104

(415) 765-3616 (phone)

(415) 765-3391 (fax)

karen.seaman@uboc.com

This Application consists of 16 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)	SECOND AMENDED AND RESTATED
	)	APPLICATION FOR AN ORDER UNDER
	)	SECTION 6(c ) OF THE INVESTMENT
HighMark Funds and	)	COMPANY ACT OF 1940 (THE “ACT”)
HighMark Capital Management, Inc.	)	FOR AN EXEMPTION FROM
	)	SECTION 15(a) OF THE ACT AND
	)	RULE 18f-2 THEREUNDER
File No. 812-13143)
)

HighMark Funds, for and on behalf of each of its series now or hereafter existing (the “Funds”), and HighMark Capital Management, Inc. (the “Adviser,” and collectively with HighMark Funds, the “Applicants”), hereby submit this amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Act on behalf of certain Funds that use or may use the manager of managers structure described in this Application (“Multi-Manager Funds”). The Applicants also request that any relief granted pursuant to the Application apply to any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (included within the term “Adviser”); (ii) uses the manager of managers structure described in this Application; and (iii) complies with the terms and conditions of this Application (“Future Funds,” and together with the Multi-Manager Funds, the “Multi-Manager Funds”). If the name of any Multi-Manager Fund contains the name of any Sub-Adviser (defined below), the name of the Adviser that serves as the primary adviser to the Multi-Manager Fund will precede the name of the Sub-Adviser. HighMark Funds is the only existing investment company that currently intends to rely on the order.

The Applicants apply for this relief to enable them to implement a program pursuant to which, subject to the approval of HighMark Funds’ board of trustees (the “Board”), including a majority of the trustees who are not “interested persons” of HighMark Funds as defined in Section 2(a)(19) of the Act (“Independent Trustees”), the Adviser will, in its capacity as investment adviser to the Multi-Manager Funds, oversee various investment sub-advisers (“Sub-Advisers”) and be responsible for recommending their hiring, termination and replacement. The Applicants request exemptive relief so that shareholder approval of any Sub-Adviser hired by the Adviser or a material change to an existing sub-advisory agreement is not needed.

For the reasons discussed below, the Applicants believe that the exemption is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Since no form has been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

I. THE APPLICANTS

A. The Adviser

The Adviser is the investment adviser to all of the Funds and is a California corporation with principal offices at 350 California Street, San Francisco, CA 94104. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a subsidiary of Union Bank, N.A., which is a subsidiary of UnionBanCal Corporation. UnionBanCal is wholly-owned by The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

The Adviser provides the Multi-Manager Funds with overall investment management services and continuously reviews, supervises and administers each Multi-Manager Fund’s investment program, subject to the supervision of, and policies established by, the Board.

With respect to the Multi-Manager Funds, the Adviser has been, and continues to be, responsible for identifying prospective Sub-Advisers and recommending them to the Board. In considering prospective Sub-Advisers, the Adviser reviews a Sub-Adviser’s performance history and style consistency. After narrowing the pool of candidates, the Adviser conducts interviews with key personnel of each prospective Sub-Adviser. These interviews include presentations by the Sub-Adviser to the Adviser’s senior management. Based on information obtained in the selection and review process, the Adviser recommends a candidate to the Board, along with supporting documentation about the Sub-Adviser. The Adviser monitors the investments and performance of the Sub-Adviser with respect to its portfolio management of one or more Multi-Manager Funds, and provides quarterly reports to the Board regarding performance and compliance for the Sub-Adviser with respect to such portfolio management. On the basis of this monitoring process, the Adviser would, if appropriate, recommend changes in the Sub-Advisers to the Board.

B. HighMark Funds

HighMark Funds is an open-end management investment company organized as a Massachusetts business trust and registered under the Act. HighMark Funds is currently composed of 29 Funds. Each Fund has its own investment objective, restrictions and policies.

II. BACKGROUND

HighMark Funds has entered into an investment advisory agreement with the Adviser (the “Advisory Agreement”) pursuant to which the Adviser serves as investment adviser to the Multi-Manager Funds, subject to the general oversight of the Board. The Board, including a majority of the Independent Trustees, has approved the Advisory Agreement. In addition, the Advisory Agreement has been approved by the Multi-Manager Funds’ shareholders. The Adviser receives an advisory fee, which, with respect to each Multi-Manager Fund, is currently based on a percentage of the Multi-Manager Fund’s average daily net assets. The Adviser has discretion to purchase and sell securities for each Multi-Manager Fund in accordance with such Multi-Manager Fund’s investment objectives, policies and restrictions. The Advisory Agreement is also the agreement pursuant to which the Adviser serves as the investment adviser to the other Funds.

The Adviser has selected and contracted with several Sub-Advisers to exercise day-to-day investment discretion over all or a portion of the assets of the Multi-Manager Funds pursuant to separate investment sub-advisory agreements. Currently, HighMark Small Cap Value Fund is sub-advised by LSV Asset Management; HighMark Large Cap Value Fund is sub-advised by ARONSON+JOHNSON+ORTIZ, L.P.; HighMark Cognitive Value Fund, HighMark Enhanced Growth Fund and HighMark International Opportunities Fund are sub-advised by Bailard, Inc; HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund are sub-advised by Geneva Capital Management Ltd. and HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund are sub-advised by Ziegler Capital Management, LLC. Currently, all Sub-Advisers must be approved by the Board and by the applicable Multi-Manager Fund’s shareholders, and may be terminated by the Board or the applicable Multi-Manager Fund’s shareholders in accordance with the provisions of Section 15(a) of the Act. Historically, the Adviser has obtained the approval of the shareholders of the applicable Multi-Manager Fund before contracting with a Sub-Adviser to manage all or any portion of the assets of such Multi-Manager Fund. Upon receipt of the order requested herein, HighMark Funds and the Adviser intend to amend the Advisory Agreement to allow the Adviser to delegate the day-to-day portfolio management to one or more Sub-Advisers without shareholder approval.

It is proposed that the Multi-Manager Funds be operated in a manner that is different from other investment companies that operate under a structure in which a single related group of companies provide investment advisory, administrative, and distribution services. Typically, the investment company pays the advisory fee to its investment adviser which, in turn, compensates portfolio managers employed by it, who select specific securities. In contrast, the Multi-Manager Funds will offer investors an opportunity to access, on a pooled investment basis, the core elements of the Adviser’s investment sub-adviser selection and monitoring and, if applicable, asset allocation services. Under this approach, the Adviser will recommend and, if the Board, including a majority of Independent Trustees, approves the recommendation, hire for one or more Multi-Manager Funds one or more Sub-Advisers that follow a range of investment styles. The Sub-Advisers are and will continue to be registered under the Advisers Act.

In return for providing sub-adviser selection, monitoring and asset allocation services, the Adviser will receive a fee from each Multi-Manager Fund, computed as a percentage of the Multi-Manager Fund’s net assets. The Adviser will pay the Sub-Advisers out of this fee. Each Sub-Adviser will be responsible for continuously reviewing, supervising and administering the applicable Multi-Manager Fund’s investment program with respect to the portion of the Multi-Manager Fund’s assets assigned to it.

III. NEED FOR EXEMPTIVE RELIEF

Section 15(a) of the Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract ... has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the Act states that any “matter required to be submitted by the provisions of the Act... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, require the shareholders of a Multi-Manager Fund to approve a sub-advisory agreement each and every time a new Sub-Adviser is retained to manage the assets of that Multi-Manager Fund. An exemption is requested to permit the Adviser to enter into and materially amend sub-advisory agreements with Sub-Advisers without obtaining shareholder approval. The Board’s approval (and approval of a majority of the Independent Trustees) of such sub-advisory agreements or material amendments thereto would still be required. The Advisory Agreement between HighMark Funds, on behalf of the Multi-Manager Funds and the other Funds, and the Adviser would remain subject to Section 15(a) of the Act and Rule 18f-2 thereunder, including any requirement of shareholder approval. The requested relief will not extend to any Sub-Adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the Act, of a Multi-Manager Fund or the Adviser, other than by reason of serving as a Sub-Adviser to one or more of the Multi-Manager Funds (an “Affiliated Sub-Adviser”). None of the current Sub-Advisers is an Affiliated Sub-Adviser.

IV. DISCUSSION

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants believe that the activities proposed in this application satisfy the standards for exemptive relief under Section 6(c) for the reasons set forth below.

The Applicants seek an exemption to permit the Adviser to enter into and materially amend sub-advisory agreements without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the Act. The Applicants believe that relief should be granted because: (i) the Adviser will operate the Multi-Manager Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Multi-Manager Funds to operate in a less costly and more efficient manner; and (iii) the Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

A. Operation of the Multi-Manager Funds

Section 15(a) of the Act generally prohibits hiring investment advisers without shareholder approval.1 In the case of a conventionally managed investment company, the investment adviser is a single external entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser is free to hire or fire portfolio managers without board or shareholder approval. The Adviser will manage the Multi-Manager Funds in a manner that is substantially different from how an investment adviser manages a conventional investment company.

By investing in a Multi-Manager Fund, shareholders, in effect, will hire the Adviser to manage the Multi-Manager Fund’s assets by using its investment adviser selection and monitoring process. Accordingly, shareholders will expect that the Adviser will, under the overall supervision of the Board and the Independent Trustees, take responsibility for

[1]	See Section 1(b)(6) of the Act; Hearings on S. 3580 before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong. 3d Sess.253 (1940) (statement of David Schenker).

overseeing Sub-Advisers and recommending their hiring, termination and replacement. Investors will purchase Multi-Manager Fund shares to gain access to the Adviser’s expertise in these areas. The Multi-Manager Funds’ advisory agreements with the Adviser will be subject to shareholder approval under Section 15(a) of the Act. However, requiring shareholder approval of each sub-advisory agreement would not serve any meaningful purpose since shareholders will expect the Adviser to perform this function.

B. Benefits to Shareholders

The requested relief will provide two principal benefits to shareholders. First, it will reduce Multi-Manager Fund expenses to the extent that Multi-Manager Funds will not have to prepare and solicit proxies each time a sub-advisory agreement is entered into or materially amended. Second, the relief will enable the Multi-Manager Funds to operate more efficiently. In particular, it will permit the Multi-Manager Funds to hire, terminate and replace Sub-Advisers more efficiently according to the judgment of the Board, the Independent Trustees, and the Adviser.

C. Conditions to Relief

The Applicants will comply with the conditions set forth in the following section of the Application. These conditions address Section 15(a) concerns in three principal areas.

First, a number of the conditions will ensure that Multi-Manager Fund shareholders approve operating a Multi-Manager Fund in the manner described in this Application, that certain disclosures are made and that shareholders are informed each time a Sub-Adviser is hired. Before a Multi-Manager Fund may rely on the order requested herein, the operation of the Multi-Manager Fund in the manner described in this Application will be approved by a majority of the Multi-Manager Fund’s outstanding voting securities, as defined in the Act, or, in the case of a Multi-Manager Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by the next sentence, by the initial shareholder(s) before offering shares of the Multi-Manager Fund to the public. Each Multi-Manager Fund will disclose in its prospectus the existence, substance and effect of the order. In addition, each Multi-Manager Fund will hold itself out to the public as employing the “manager of managers” approach described in this Application. Such Multi-Manager Fund’s prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) for the investment performance of a Multi-Manager Fund due to its responsibility to oversee the Sub-Advisers and recommend their hiring, termination and replacement. Moreover, within 90 days of the hiring of any new Sub-Adviser, the Adviser will furnish shareholders of the applicable Multi-Manager Fund with all of the information about the new Sub-Adviser that would be included in a proxy statement. Except as permitted by Rule 15a-4 under the Act, the Adviser will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Multi-Manager Fund.

A second set of conditions is designed to protect shareholder interests through certain Board restrictions, restrictions on ownership of certain securities and careful Board oversight of changes of Sub-Advisers for Multi-Manager Funds with Affiliated Sub-Advisers. Specifically, a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees. In addition, no trustee or officer of HighMark Funds or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser. Finally, when a change of Sub-Adviser is proposed for a Multi-Manager Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Multi-Manager Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

A third set of conditions requires that the Adviser will provide general management services to the Multi-Manager Fund, including overall supervisory responsibility for the general management and investment of the Multi-Manager Fund’s assets, and, subject to review and approval by the Board, will: (i) set the Multi-Manager Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of the Multi-Manager Fund’s assets; (iii) when appropriate, allocate and reallocate the Multi-Manager Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ investment performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Multi-Manager Fund’s investment objectives, policies and restrictions.

D. Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act have been granted by the Commission. See, e.g., Forward Funds, et. al., Investment Company Act Release Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Phoenix Equity Trust, et. al., Investment Company Act Release Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order); Aberdeen Asset Management Inc., et. al., Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Advisors Series Trust, et. al., Investment Company Act Release Nos. 28175 (February 27, 2008) (notice) and 28201 (March 25, 2008) (order); Unified Series Trust, et. al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); Northern Lights Variable Trust, et. al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Aston Funds, et. al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order); AARP Funds, et. al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et. al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et. al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order); Old Westbury Funds, Inc., et. al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order); Forward Funds, et. al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order); New River Funds et. al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order); Forum Funds, et. al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order); The Mainstay

Funds, et. al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order); Van Eck Worldwide Insurance Trust, et. al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order); Old Mutual Advisor Funds II, et. al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order); Fidelity Management & Research Company, et. al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order); AdvisorOne Funds, et. al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order); Pacific Capital Funds, et. al., Investment Company Act Release Nos. 26653 (November 9, 2004) (notice) and 26689 (December 7, 2004) (order); Atlas Assets, Inc. et. al., Investment Company Act Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); RSI Retirement Trust, et. al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et. al., Investment Company Act Release Nos. 26371 (February 27, 2004) (notice) and 26396 (March 24, 2004) (order); AIP Alternative Strategies Funds, et. al., Investment Company Act Release Nos. 26284 (December 4, 2003) (notice) and 26318 (January 5, 2004) (order); SAFECO Common Stock Trust, et. al., Investment Company Act Release Nos. 25968 (March 21, 2003) (notice) and 26007 (April 16, 2003) (order); JNL Series Trust, et. al., Investment Company Act Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, et. al., Investment Company Act Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (January 24, 2003) (notice) and 25936 (February 19, 2003) (order); AB Funds Trust, et. al., Investment Company Act Release Nos. 25805 (November 19, 2002) and 25848 (December 17, 2002) (order); Federated Index Trust, et. al., Investment Company Act Release Nos. 25794 (November 6, 2002) (notice) and 25841 (December 3, 2002) (order); MLIG Variable Insurance Trust et. al., Investment Company Act Release Nos. 25785 (October 24, 2002) (notice) and 25806 (November 19, 2002) (order); and The Charles Schwab Family of Funds, et. al., Investment Company Act Release Nos. 25762 (October 3, 2002) (notice) and 25790 (October 29, 2002) (order).

E. SEC Proposed Rule

Applicants note that the Commission has proposed Rule 15a-5 under the Act, which would, under certain circumstances, permit an investment adviser to serve as a sub-adviser to an investment company without approval by the shareholders of the investment company.2 Applicants agree that the requested order will expire on the effective date of Rule 15a-5 under the Act, if adopted.

V. CONDITIONS TO RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Multi-Manager Fund may rely on the order requested herein, the operation of the Multi-Manager Fund in the manner described in this Application will be approved by a majority of the Multi-Manager Fund’s outstanding voting securities, as defined in the Act, or, in the case of a Multi-Manager Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of the Multi-Manager Fund to the public.

[2]	Investment Company Act Release No. 26230 (October 23, 2003).

2. Each Multi-Manager Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. In addition, each Multi-Manager Fund will hold itself out to the public as employing the manager of managers approach described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and recommend their hiring, termination and replacement.

3. Within 90 days of the hiring of any new Sub-Adviser, shareholders of the affected Multi-Manager Fund will be furnished all of the information about the new Sub-Adviser that would be included in a proxy statement. To meet this condition the Funds will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended.

4. Except as permitted by Rule 15a-4 under the Act, the Adviser will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Multi-Manager Fund.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then existing Independent Trustees.

6. When a change of Sub-Adviser is proposed for a Multi-Manager Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Multi-Manager Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

7. The Adviser will provide general management services to each Multi-Manager Fund, including overall supervisory responsibility for the general management and investment of the Multi-Manager Fund’s assets, and, subject to review and approval by the Board, will: (i) set the Multi-Manager Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of the Multi-Manager Fund’s assets; (iii) when appropriate, allocate and reallocate the Multi-Manager Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ investment performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Multi-Manager Fund’s investment objectives, policies and restrictions.

8. No trustee or officer of a Multi-Manager Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9. The requested order will expire on the effective date of Rule 15a-5 under the Act, if adopted.

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, HighMark Funds and HighMark Capital Management, Inc. state that their addresses are 350 California Street, Suite 1600, San Francisco, California 94104 and 350 California Street, San Francisco, California 94104, respectively. The Applicants further state that all written or oral communications concerning this application should be directed to:

Gregory C. Davis

Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

(415) 315-6327 (phone)

(415) 315-6350 (fax)

gcdavis@ropesgray.com

With copies to:

Karen Seaman

Union Bank

400 California Street, 16th Floor

San Francisco, CA 94104

(415) 765-3616 (phone)

(415) 765-3391 (fax)

karen.seaman@uboc.com

All requirements for the execution and filing of this Application on behalf of the Applicants have been complied with in accordance with applicable law and with the Declaration of Trust and Code of Regulations of HighMark Funds and the Articles of Incorporation and by-laws of HighMark Capital Management, Inc. Under the provisions of the Declaration of Trust and Code of Regulations of HighMark Funds, responsibility for the management of the affairs of HighMark Funds is vested in the Board of Trustees, and under the provisions of the Articles of Incorporation and by-laws of HighMark Capital Management, Inc., responsibility for the management of the affairs of HighMark Capital Management, Inc. is vested in the Board of Directors of HighMark Capital Management, Inc. Each undersigned officer of the Applicants is fully authorized to execute this Application by resolution adopted by such Applicant’s Board of Trustees or Board of Directors, as applicable, or under authority granted pursuant to said Applicant’s by-laws, charter or other governing document. The Applicants have adopted the resolutions attached as Exhibit A authorizing the filing of the Application, and the Verifications of Application and Statements of Fact required by Rule 0-2(d) under the Act are attached as Exhibit B.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission issue an order under Section 6(c) of the Act granting the relief sought by this Application. The Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

HIGHMARK FUNDS

By:	/s/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President

HIGHMARK CAPITAL MANAGEMENT, INC.

By:	/s/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President

Dated: February 17, 2010

EXHIBIT INDEX

TAB
Resolutions	A

Verifications	B

EXHIBIT A-1

Resolutions of HighMark Funds

The undersigned certifies that she is the Assistant Secretary of HighMark Funds (the “Trust”) and further certifies that the following resolutions were adopted by the Board of Trustees of the Trust and are still in full force and effect.

RESOLVED, that any appropriate officer of the Trust be, and is hereby, authorized to prepare and execute on behalf of the Trust and to file with [the Securities and Exchange Commission (the “SEC”)] an application for exemptive relief from the provisions of [the Investment Company Act of 1940 (the “Act”)] to the extent necessary to permit HighMark Capital Management, Inc., subject to certain conditions required by the SEC, to retain, terminate or replace a sub-advisor to any of the HighMark Funds with the approval of the Board of Trustees, but without obtaining shareholder approval; and

RESOLVED, that any appropriate officer of the Trust be, and is hereby, severally authorized to file with the SEC the exemptive applications and any amendments thereto in such form as the officer or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to establish and implement the proposed arrangements.

IN WITNESS WHEREOF, I hereunto subscribe my name, this 17th day of February, 2010.

/s/ CAROL J. GOULD Carol Gould Assistant Secretary

EXHIBIT A-2

Resolutions of HighMark Capital Management, Inc.

I, Laurence Reed, the Secretary of HighMark Capital Management, Inc. (the “Company”), hereby certify that the following is a full, true and correct copy of resolutions duly adopted by the Board of Directors of the Company effective November 19, 2004 by unanimous written consent without a meeting and that said resolutions have not been rescinded or modified and are now in full force and effect.

RESOLVED, that the President & Chief Executive Officer, or any other officer, of HighMark Capital Management, Inc. (the “Company”) be, and is hereby, severally authorized to apply to the Securities and Exchange Commission (the “SEC”) for exemptive relief from the provisions of the Investment Company Act of 1940, and any other law or regulation, to the extent necessary or desirable to permit the Company, subject to certain conditions required by the SEC, to retain, terminate or replace a sub-advisor to any of the HighMark Funds with the approval of the HighMark Funds Board of Trustees, but without obtaining shareholder approval;

FURTHER RESOLVED, that the exemptive application may include relief requested on behalf of any future series of HighMark Funds and any other registered open-end management investment companies and their series that are advised by the Company or any entity controlling, controlled by, or under common control with the Company;

FURTHER RESOLVED, that the President & Chief Executive Officer, or any other officer, of the Company be, and is hereby, severally authorized to execute and file with the SEC the exemptive application and any amendments thereto in such form as the officer or any one of the officers deems necessary and appropriate and to do any and all things necessary or proper under the Act, and any other law or regulation, including the execution and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions;

FURTHER RESOLVED, that any acts of any officer of the Company which acts would have been authorized by the foregoing resolutions except that such acts were taken prior to the adoption of such resolutions, are hereby severally ratified, confirmed, approved and adopted as the acts of the Company.

WITNESS, my name on behalf of said HighMark Capital Management, Inc., as of this 17th day of February, 2010.

/s/ LAURENCE REED
Laurence Reed
Secretary

EXHIBIT B-1

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, dated as of February 17, 2010 for and on behalf of HighMark Funds (the “Trust”); that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK FUNDS

/s/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President

EXHIBIT B-2

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, dated as of February 17, 2010 for and on behalf of HighMark Capital Management, Inc. (the “Adviser”); that he is the President of the Adviser; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HIGHMARK CAPITAL MANAGEMENT, INC.

/s/ EARLE A. MALM II
Name:	Earle A. Malm II
Title:	President